Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (No. 333-224206) on Form F-3 of Brookfield Renewable Partners L.P. (the “Partnership”) and to the incorporation by reference therein of our reports dated February 28, 2019 with respect to the consolidated statements of financial position as at December 31, 2018 and December 31, 2017 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting of the Partnership as at December 31, 2018 included in the Partnership’s Amendment No. 1 of the Annual Report on Form 20-F for the year ended December 31, 2018.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licenced Public Accountants

Toronto, Canada

February 19, 2020